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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

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                             ML Media Partners, L.P.
                            (Name of Subject Company)

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                             ML Media Partners, L.P.
                      (Name of Person(s) Filing Statement)

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                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

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                                      NONE
                      (CUSIP Number of Class of Securities)

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                                 James V. Caruso
                            Executive Vice President
                            ML Media Management Inc.
                             World Financial Center
                            South Tower - 23rd Floor
                             New York, NY 10080-6123
                                 (212) 236-4368
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:

                              Susan D. Lewis, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                             New York, NY 10048-0557
                                 (212) 839-5317


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         This     Amendment     No.1     amends     and      supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission by ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), on November 30, 1998 (the "Schedule 14D-9"). The Schedule 14D-9, as amended by this Amendment No. 1, relates to the unsolicited tender offer made by Madison Liquidity Investors 104, LLC, a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 23, 1998 (the "Schedule 14D-1"), to purchase for cash up to 18,611 units of limited partnership interests in the Partnership ("Units"), representing approximately 9.9% of the Units outstanding as of September 25, 1998, at a purchase price of $750 per Unit (reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions with respect to Units paid on or after November 23, 1998, and prior to the expiration of the tender offer) and upon the terms and conditions set forth in the Offer to Purchase dated November 23, 1998 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer (the "Agreement of Assignment" and, together with the Offer to Purchase, the "Offer"). The purpose of this Amendment No.1 is to amend Items 4 and 9 of the Partnership's Schedule 14D-9 as set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

         The following Items of the Schedule 14D-9 are hereby supplemented and/or amended as follows:

ITEM 4.        THE SOLICITATION OR RECOMMENDATION.

         Sub-item (b), paragraph (ii), is hereby amended to change the reference to "November 1998" as it appears in the first sentence of such paragraph to "September 25, 1998."

         Sub-item (b) is hereby supplemented by the inclusion of the following additional paragraph thereto:

          (x) Expected First Quarter 1999 Cash Distribution. The General Partner currently estimates that the sale of the Anaheim radio stations will take place in late December 1998 or early January 1999 and that the sale of the Cleveland radio station will take place early in the first quarter of 1999. If these sales are consummated in this time frame in accordance with the terms of the respective sales agreements, the Partnership expects to make a cash distribution to Limited Partners of approximately $300 per Unit by the end of the first quarter of 1999. However, there can be no assurance that any of the sales will be consummated as contemplated, or if consummated, that the terms and timing of such sales will be as anticipated. As provided in the Offer, any such distribution will be deducted by the Purchaser from the cash amount it will pay to tendering Limited Partners.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit thereto:

         (a)(2) Letter from the Partnership to Limited Partners dated December 10, 1998.


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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                         ML MEDIA PARTNERS, L.P.

                                         By Media Management Partners,
                                           its General Partner

                                         By RP Media Management, general partner


                                         By: /s/ Elizabeth McNey Yates
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                                             Name:  Elizabeth McNey Yates
                                             Title: Executive Vice President

                                         By ML Media Management Inc.,
                                           general partner


                                         By: /s/ James V. Caruso
                                             ---------------------------------
                                             Name:  James V. Caruso
                                             Title: Executive Vice President

Dated:  December 10, 1998